Exhibit 99.2

WEBUS INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	As of June 30,	As of December 31,
	2024	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,780,907	3,831,871	524,964
Short-term investments	-	9,663,356	1,323,874
Accounts receivable	884,853	529,592	72,554
Amounts due from a related party	111,341	3,387	464
Deferred offering costs	5,350,165	6,084,501	833,573
Prepaid expenses and other current assets	1,783,880	8,435,567	1,155,668
Total current assets	10,911,146	28,548,274	3,911,097

Non-current assets:
Property and equipment, net	33,714,952	32,603,469	4,466,657
Right-of-use assets	307,330	186,084	25,493
Total non-current assets	34,022,282	32,789,553	4,492,150
TOTAL ASSETS	44,933,428	61,337,827	8,403,247

LIABILITIES
Current liabilities:
Short-term borrowings	10,000,000	30,000,000	4,109,983
Accounts payable	411,219	319,595	43,784
Deferred revenue	2,621,402	2,691,633	368,752
Income tax payable	97,344	97,456	13,351
Lease liabilities - current	180,135	164,575	22,547
Accrued expenses and other current liabilities	1,145,737	558,235	76,478
Total current liabilities	14,455,837	33,831,494	4,634,895

Non-current liabilities:
Long-term borrowings	2,200,000	2,200,000	301,399
Lease liabilities - noncurrent	55,454	-	-
Other long-term liabilities	414,400	347,200	47,566
Total non-current liabilities	2,669,854	2,547,200	348,965
TOTAL LIABILITIES	17,125,691	36,378,694	4,983,860

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares (US$0.0001 par value per share; 500,000,000 and 500,000,000 shares authorized as of June 30 and December 31, 2024; 20,000,000 and 20,000,000 shares issued and outstanding as of June 30 and December 31, 2024, respectively*)	12,720	12,720	1,743
Additional paid-in capital	65,063,327	65,063,327	8,913,639
Share subscription receivable	(12,720)	(12,720)	(1,743)
Accumulated deficits	(37,278,750)	(40,115,970)	(5,495,865)
Accumulated other comprehensive income	23,160	11,776	1,613
Total shareholders' equity	27,807,737	24,959,133	3,419,387
TOTAL LIABILITIES AND SHAREHOLDES’ EQUITY	44,933,428	61,337,827	8,403,247

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization.

WEBUS INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the six months ended December 31,
	2023	2024	2024
	RMB	RMB	US$

Revenues	24,299,188	17,378,596	2,380,858
Cost of revenues	(21,386,284)	(13,822,885)	(1,893,727)
Gross profit	2,912,904	3,555,711	487,131

Operating expenses:
Sales and marketing expenses	(4,213,766)	(3,795,148)	(519,933)
General and administrative expenses	(2,589,165)	(2,945,069)	(403,473)
Research and development expenses	(812,680)	(604,159)	(82,769)
Total operating expenses	(7,615,611)	(7,344,376)	(1,006,175)
Operating loss	(4,702,707)	(3,788,665)	(519,044)

Other income/(expenses)
Financial expenses, net	(455,550)	(666,774)	(91,348)
Other income, net	942,824	1,618,219	221,695
Total other income, net	487,274	951,445	130,347

Loss before income tax expense	(4,215,433)	(2,837,220)	(388,697)
Income tax expense	(20,139)	-	-
Net loss	(4,235,572)	(2,837,220)	(388,697)

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	5,118	(11,384)	(1,560)
Total other comprehensive income/(loss)	5,118	(11,384)	(1,560)
Total comprehensive loss	(4,230,454)	(2,848,604)	(390,257)
Loss per ordinary share
Basic and diluted*	(0.21)	(0.14)	(0.02)
Weighted average number of ordinary shares outstanding
Basic and diluted*	20,000,000	20,000,000	20,000,000

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization.